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Exhibit 99.6

                                WILLIAM E. HOLLIS
                              19159 SW 101ST STREET
                               DUNNELLON, FL 34432


                                                 February 1, 2001

Board of Directors
MAII Holdings, Inc.
2445 Gateway Drive
Suite 150
Irving, TX 75063


         Attn:  Richard Dahlson, Esq.

Gentlemen:

         Enclosed herewith is information which I uncovered from an on-line search. I do not know if any of the information contained therein is true and my transmittal of this information is made purely for the purpose of informing all of you of its existence.

         As a substantial shareholder of MAII Holdings, Inc., and as a former CEO of a public company, I am extremely disturbed about this information. I originally invested in Medical Alliance, Inc., a medical services provider. With the recent announcement that the company sold this business, appointed Mr. Tyler as the company's new Chairman and CEO and is awaiting a proposal from Mr. Tyler regarding a "strategic plan" to "maximize shareholder value", I am hereby notifying you of my intention to join or initiate appropriate legal action against the Board collectively, and each Board Member individually, in the event any such plan fails to contain, at a minimum, a partial return of capital in the amount of $2.00 per share and a solicitation of shareholder approval for any any so-called "strategic plan" for the future of the company.

         If any of the items about Mr. Tyler (contained in the attached information) are true, then you, as the Board, have either intentionally or negligently failed to exercise your fiduciary duties to shareholders. I find it inconceivable that the Board approved the appointment Mr. Tyler as Chairman and knowing of these circumstances. I also find it mind boggling that, if you did not know this information, you failed to undertake any review of his background before approving this appointment. I will also note that your press release about the appointment of Mr. Tyler failed to make any mention of these allegations and, instead, misleadingly touted only his claimed accomplishments at Solution 6 Holdings.

         I have instructed my attorneys to initiate appropriate legal action should you fail to publicly announce, within the near term, that the company intends to comply with both of the above requirements.

                                               Sincerely,


                                               William E. Hollis

cc:  Mr. Paul R. Herchman (w/encl.)